                           [LETTERHEAD OF SCHRECK  MORRIS]



                                    April 22, 1998






                                                              VIA HAND DELIVERY
William A. Bible, Chairman
State Gaming Control Board
The Sawyer Building, Suite 2600
555 East Washington Avenue
Las Vegas, Nevada  89101

     Re:  PLANET HOLLYWOOD INTERNATIONAL, INC.
          (REGULATION 16.118 RULING REQUEST)

Dear Chairman Bible:

     On behalf of Planet Hollywood International, Inc. (the "Company"), I request your ruling pursuant to Regulation 16.118 that it is not necessary to submit the following public offering for prior approval. The transactions described herein are set forth in detail in the Confidential Offering Memorandum dated March 20, 1998 (the "Offering Memorandum"), a copy of which is provided herewith. The following is a summary of material portions of the Offering Memorandum and is qualified in its entirety by the more detailed information contained in the Offering Memorandum which should be read in its entirety for a complete understanding of the Company and the transactions.

                                      BACKGROUND

     THE COMPANY

     The Company is a creator and worldwide developer of consumer brands that transcend international barriers and capitalize on the universal appeal of movies, sports and other entertainment-based themes. Since the Company commenced operations in October 1991, the PLANET HOLLYWOOD name and distinctive logo design have become among the most widely-recognized trademarks in the world. To date, the Company has promoted its brands primarily through the operation of theme restaurants, most notably PLANET HOLLYWOOD and the OFFICIAL ALL STAR CAFE, that provide a unique dining and entertainment experience in a high-energy environment and, through their integrated retail stores, offer a broad selection of merchandise displaying the Company's logos. During fiscal 1997, more than 20 million people visited the Company's 53 Company-owned and 34 franchised restaurant units located in 29 countries throughout the world. The Company had revenues of approximately $475.1 million and EBITDA of approximately $120.2 million in fiscal 1997.

     An important part of the Company's strategy is to promote its brands through the active involvement as stockholders of some of the world's most famous movie stars, including Arnold Schwarzenegger, Sylvester Stallone, Bruce Willis, Demi Moore and Whoppi Goldberg, and sports stars, including Andre Agassi, Wayne Gretzky, Ken Griffey, Jr., Joe Montana, Shaquille O'Neal, Monica Seles and Tiger Woods. The Company's celebrity stockholders generate significant media attention and publicity for the PLANT HOLLYWOOD and OFFICIAL ALL STAR CAFE brands. The Company is continuing to expand its roster of celebrity stockholders, with an emphasis on new, up-and-coming stars, in order to appeal to broader segments of consumers.

     The Company will soon launch its third major theme concept, a tribute to the world of live music (the "Music Concept"). As with the Company's two existing theme concepts, the Music Concept will have substantial celebrity involvement and a distinctive brand name and logo that can be applied to restaurants, lodging and merchandise. The Music Concept will be promoted initially through theme restaurants with integrated retail stores. Each of the Music Concept theme restaurants will feature live performances by a broad range of musical artists, either in a connected club facility or in an integrated stage area within the restaurant itself. The Company's two flagship units are expected to open in the summer of 1998 in Leicester Square in London and Times Square in New York City. Each will have approximately 15,000 square feet of restaurant space seating up to 350 people and an adjacent live music club with room for approximately 500 people in London and 1,000 people in New York.

     The Company's theme restaurants are characterized by distinctive design features and are generally located at high profile sites in major tourist markets. Units generally range in size from approximately 12,000 to 36,000 square feet and in seating capacity from 230 to 600 persons, and offer high-quality, popular cuisine, attentive service and an atmosphere of excitement created by combining unique layouts and decor with custom-designed videos and audio soundtracks. Each unit prominently displays memorabilia associated with its theme, including costumes and props from popular movies (in the case of PLANET HOLLYWOOD units) and celebrity-owned uniforms and athletic equipment (in the case of OFFICIAL ALL STAR CAFE units). Each unit's integrated retail store offers premium-quality fashion merchandise, such as jackets, T-shirts, sweatshirts and hats, as well as other souvenir items. The OFFICIAL ALL STAR CAFE units also offer athletic apparel for various sports, such as tennis, basketball and baseball, as well as duffle bags and equipment bags, all of which incorporate an OFFICIAL ALL STAR "team" theme. Sales of merchandise yield higher operating margins than do food and beverage sales and provide additional off-site promotion for the Company's brands.

     MUSIC CONCEPT HOTEL AND CASINO. The Company and a subsidiary of Aladdin Gaming Holdings, LLC ("Aladdin"), intend to form a 50/50 joint venture (the "Joint Venture") to construct, own and operate a music-themed hotel, casino and entertainment center (the "Las Vegas Project") as part of a 35-acre complex on the site of the existing Aladdin hotel and casino at the center of Las Vegas Boulevard (the "Strip") in Las Vegas, Nevada. The Las Vegas Project, which will be an extension of the Company's soon-to-be-launched Music Concept brand and is targeted for completion in 2000, is expected to include a 1,000-room hotel, a 50,000 square foot casino containing approximately 1,500 slot machines and 50 gaming tables, a Music Concept-themed restaurant with a merchandise store and a live performance club facility accommodating 1,000 people, as well as additional restaurants, an outdoor swimming pool and other amenities. The Joint Venture also is expected to acquire from Aladdin for nominal consideration a long-term lease of the existing 7,000-seat Theater of the Performing Arts (located in the center of the complex), which will be renovated into a state-of-the-art concert venue. The existing Aladdin hotel, which has been closed and is being razed during the first half of 1998, will be replaced by a new 2,600-room hotel and casino to be owned and operated by a subsidiary of Aladdin. The new Aladdin hotel and casino will be linked to the Las Vegas Project and the Theater of the Performing Arts by an entertainment and shopping mall, to be named the Desert Passage, and will include approximately 462,000 square feet of retail space. In addition to participation in the Las Vegas Project's profits through its 50% equity interest in the Joint Venture, the Company will receive license fees for the use of the Music Concept name and logo and consulting fees for the provision of certain services. The Las Vegas Project is subject to the negotiation and execution of definitive documentation and receipt of necessary construction financing.

     THE PRIVATE PLACEMENT

     On March 25, 1998, the Company completed a private placement (the "Offering") of $250,000,000 aggregate principal amount of its 12% Senior Subordinated Notes due 2005 (the "Notes"). Interest on the Notes is payable semiannually on April 1 and October 1 of each year, commencing October 1, 1998, at the rate of 12% per annum. The Notes will mature on April 1, 2005

     The Notes may be redeemed at the option of the Company, in whole or part, at any time on or after April 1, 2003, at the redemption prices set forth in the Offering Memorandum plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages (as defined), if any. In addition, at any time or from time to time on or prior to April 1, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes originally issued at a redemption price of 112% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the redemption date, with the net cash proceeds of one or more Public Equity Offerings (as defined); provided, however, that at least $162.5 million aggregate principal amount of the Notes remains outstanding following any such redemption. Upon the occurrence of a Change of Control (as defined), the Company will be required to make an offer to purchase the Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the date of purchase.

     The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined), whenever incurred, of the Company. The Notes are effectively subordinated to all current and future Indebtedness (as defined) and other liabilities of the Company's subsidiaries.

     The net proceeds from the sale of the Notes was approximately $242.5 million. The Company intends to use the net proceeds for, among other things, the Las Vegas Project.

     THE PUBLIC OFFERING

     Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") entered into between the Company and the Initial Purchasers (as defined), the Company has agreed to (a) file on or prior to 45 days after March 25, 1998 (the "Closing Date") a registration statement with the Securities and Exchange Commission (the "Exchange Offer Registration Statement") with respect to an offer to exchange the Notes (the "Exchange Offer") for a new series of notes of the Company with terms substantially identical to the Notes (the "Exchange Notes") and (b) use its reasonable best efforts to cause such Exchange Offer Registration Statement to become effective under the Securities Act (as defined) within 150 days after the Closing Date (by August 23, 1998). The Exchange Offer will qualify as a "public offering" as defined by Regulation 16.010(16) and as governed by Regulation 16.110. A copy of the Exchange Offer Registration Statement will be provided to you when it is filed with the Securities and Exchange Commission.

                                       ANALYSIS

     Regulation 16.118 applies to entities that are not licensees or "affiliated companies" or otherwise subject to the provisions of the Nevada Gaming Control Act or the regulations promulgated thereunder (collectively, the "Act"). The Company is not an "affiliated company" (as defined in the Act) at this time, but it will become subject to the Act by virtue of its status as an applicant and has disclosed the applicability of Regulation 16.118 in the Offering Memorandum. Accordingly, the Company is requesting a ruling that it is not necessary to submit the Exchange Offer for prior approval for the following reasons: (i) the Notes have already been sold in the Offering to qualified institutional buyers without any requirement for prior approval; (ii) the Exchange Offer will not result in any additional proceeds to the Company and will simply provide the holders of Exchange Notes with registered securities that can be more easily transferred;
(iii) an examination of the Exchange Offer pursuant to the standards set forth in Regulation 16.060 would yield no concerns (in particular, the offering will not involve "speculative securities" since, among other reasons, the underlying securities have already been successfully distributed to sophisticated investors); (iv) this financing will be thoroughly reviewed in connection with the applications of the Company, Aladdin and their affiliates, pursuant to the provisions of NRS 463.170(3)(b) to ensure that the financing of the Las Vegas Project is adequate and from suitable sources; and (v) there is nothing about the operational and ownership structure of the Company or its history that should trigger any concern so as to require prior approval of the Exchange Offer.

                                      CONCLUSION

     Based upon the foregoing, the Company respectfully requests that you determine that the Exchange Offer does not require the prior approval of the Nevada Gaming Commission and that you issue a written ruling to that effect, pursuant to Regulation 16.118(6). Thank you for your review of this matter and please call if you require further information.


                                   Sincerely,


                                   /s/ John A. Godfrey
                                   for SCHRECK MORRIS

JAG/jc:encl.
xc:  D. Neilander (via federal express)
     W. Whelan, III (w/o)
     D. Mosse (w/o)
     F. Schreck (w/o)